Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

FOR IMMEDIATE RELEASE

Granite Real Estate Investment Trust Announces Increase to Previously Announced Bought Deal

Equity Offering to C$256 Million

October 23, 2019, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite” or the “REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that due to strong demand, the size of the previously announced equity offering in connection with which it entered into an agreement to sell to a syndicate of underwriters (the “Underwriters”) has increased, on a bought deal basis, to 4,000,000 stapled units (“Units”) at a price of C$64.00 per Unit (the “Offering Price”) for gross proceeds of approximately C$256 million (the “Offering”). In addition, the REIT and Granite REIT Inc. have granted the Underwriters an option, exercisable in whole or in part at any time up to 30 days following closing of the Offering, to purchase up to an additional 600,000 Units at the Offering Price to cover over-allotments, if any (the “Over-Allotment Option”) which, if exercised in full, would increase the gross proceeds of the Offering to approximately C$294.4 million. Each Unit is comprised of one trust unit of the REIT and one common share of Granite REIT Inc. The Offering is expected to close on or about October 31, 2019 and is subject to certain customary conditions including the approval of the Toronto Stock Exchange.

The REIT intends to use the net proceeds from the Offering to partially fund Granite’s recent acquisitions announced on October 21, 2019, commitments under the REIT’s existing development projects, potential future acquisitions and for general trust purposes.

The Units will be offered in Canada pursuant to a prospectus supplement filed under Granite’s base shelf prospectus dated September 12, 2019. The prospectus supplement will be filed with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada.

About Granite

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 80 rental income properties representing approximately 38.5 million square feet of leasable area.

Other Information

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States. The securities to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange

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Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

Forward Looking Statements

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the expected closing date of the Offering, Granite’s intended use of the net proceeds of the Offering to potentially fund future acquisitions and for the other purposes described above, Granite’s intention and ability to acquire and develop properties on satisfactory terms, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the closing of the Offering, Granite’s intended use of the net proceeds of the Offering, Granite’s intention and ability to acquire and develop properties on satisfactory terms, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 6, 2019 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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